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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                             For the month of March
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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes ____ No X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes ____ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Jacada Signs Material Contract with Major North American Insurance Company



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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      JACADA LTD.

                                      By:       /S/    TZVIA BROIDA
                                             ---------------------------------
                                      Name:     Tzvia Broida
                                      Title:    Chief Financial Officer


 Dated: March 19, 2007

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                 Jacada Signs Material Contract with Major North
                           American Insurance Company

   Leading Insurance Provider to Deploy Jacada Process Optimization
                               Solutions



   ATLANTA--(BUSINESS WIRE)--March 19, 2007--Jacada Ltd.
(Nasdaq:JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a leading North American insurance company.

   The insurance company selected the Jacada process optimization solution to integrate the company's existing business systems into a more centralized, consolidated interface to increase efficiencies throughout its distribution network. The Jacada solution will enable the insurance provider to leverage its existing IT investments, while bringing a more robust and highly functional presentation of data to enable its distributors to provide more competitive offerings for customers.

   "Insurance providers in the global economy are seeking innovative solutions that increase performance while reducing operational costs," said Paul O'Callaghan, president of Jacada. "Using Jacada solutions will enable this large insurance company to improve efficiency levels and deliver more competitive offerings, while maintaining the company's existing technology investments."

   About Jacada

   Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

   This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.



    CONTACT: Jacada
             Paul Sewell, 770-352-1310 Ext. 383
             psewell@jacada.com